Exhibit 99.1
WILLIAMS PARTNERS GP LLC
CONSOLIDATED BALANCE SHEET
(In thousands)

	June 30,	December 31,
	2008	2007
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$57,715	$36,197
Accounts receivable:
Trade	22,042	12,860
Affiliate	39,146	20,402
Other	7,477	2,543
Product imbalance	32,858	20,660
Prepaid expenses	4,668	4,056
Derivative assets — affiliate	—	231
Reimbursable projects	416	8,989
Assets held for sale	11,296	11,519
Other current assets	3,544	3,574

Total current assets	179,162	121,031

Investment in Wamsutter	294,837	284,650
Investment in Discovery Producer Services	204,753	214,526
Property, plant and equipment, net	638,964	630,770
Other noncurrent assets	29,570	32,500

Total assets	$1,347,286	$1,283,477

LIABILITIES AND OWNER’S EQUITY

Current liabilities:
Accounts payable:
Trade	$34,905	$35,948
Affiliate	31,657	14,011
Product imbalance	20,142	21,473
Deferred revenue	11,125	4,569
Derivative liabilities — affiliate	11,978	2,718
Accrued interest	19,101	19,500
Other accrued liabilities	6,982	8,243

Total current liabilities	135,890	106,462

Long-term debt	1,000,000	1,000,000
Other noncurrent liabilities	11,818	11,864
Minority interest	148,781	1,318,992
Commitments and contingent liabilities (Note 8)
Owner’s equity:
Owner’s equity	1,003,153	(253,686)
Notes receivable — affiliate	(949,622)	(899,594)
Accumulated other comprehensive loss	(2,734)	(561)

Total owner’s equity	50,797	(1,153,841)

Total liabilities and owner’s equity	$1,347,286	$1,283,477

See accompanying notes to consolidated balance sheet.

WILLIAMS PARTNERS GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET
(Unaudited)
Note 1. Organization and Basis of Presentation
     Unless the context clearly indicates otherwise, references to “we,” “our,” “us” or like terms refer to Williams Partners GP LLC and include the operations of Williams Partners L.P. (the Partnership). We are a Delaware limited liability corporation formed by The Williams Companies, Inc. (Williams) in February 2005 to serve as the general partner of the Partnership. We currently own a 2% general partner interest, a 6% limited partner interest and incentive distribution rights in the Partnership. However, due to the substantive control granted to us by the partnership agreement we consolidate our interest in the Partnership. We are a wholly owned subsidiary of Williams. Other subsidiaries of Williams own an additional 15% limited partner interest in the Partnership.
     We are principally engaged in the business of gathering, transporting, processing and treating natural gas and fractionating and storing natural gas liquids (NGL). Operations of our businesses are located in the United States and are organized into three reporting segments: (1) Gathering and Processing-West, (2) Gathering and Processing-Gulf and (3) NGL Services. Our Gathering and Processing-West segment includes the Four Corners gathering and processing operations and our equity investment in Wamsutter LLC (Wamsutter). Our Gathering and Processing-Gulf segment includes the Carbonate Trend gathering pipeline and our equity investment in Discovery Producer Services LLC (Discovery). Our NGL Services segment includes the Conway fractionation and storage operations.
     The accompanying interim consolidated balance sheet does not include all the notes in our annual financial statements and, therefore, should be read in conjunction with the audited consolidated balance sheet and notes thereto included as Exhibit 99.2 in the Partnership’s Form 10-K, filed February 26, 2008, for the year ended December 31, 2007. The accompanying balance sheet includes all normal recurring adjustments that, in the opinion of management, are necessary to present fairly our financial position at June 30, 2008. All intercompany transactions have been eliminated. Certain amounts have been reclassified to conform to current classifications.
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated balance sheets and accompanying notes. Actual results could differ from those estimates.
Note 2. Recent Accounting Standards
     In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51.” SFAS 160 establishes accounting and reporting standards for noncontrolling ownership interests in subsidiaries (previously referred to as minority interests). Noncontrolling ownership interests in consolidated subsidiaries will be presented in the consolidated balance sheet within owner’s equity as a separate component from the parent’s equity. Consolidated net income will now include earnings attributable to both the parent and the noncontrolling interests. SFAS 160 provides guidance on accounting for changes in the parent’s ownership interest in a subsidiary, including transactions where control is retained and where control is relinquished. SFAS 160 also requires additional disclosure of information related to amounts attributable to the parent for income from continuing operations, discontinued operations and extraordinary items and reconciliations of the parent and noncontrolling interests’ equity of a subsidiary. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and early adoption is prohibited. The Statement will be applied prospectively to transactions involving noncontrolling interests, including noncontrolling interests that arose prior to the effective date, as of the beginning of the fiscal year it is initially adopted. This will impact our presentation of equity on the Consolidated Balance Sheets.
     In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.” SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” currently establishes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 amends and expands the disclosure requirements of Statement 133 with enhanced quantitative, qualitative and credit risk disclosures. The Statement requires quantitative disclosure in a tabular format about the fair values of derivative instruments in the balance sheet gains and losses on derivative instruments in the statement of income and information about where these items are reported in the financial statements. Also required in the tabular presentation is a separation of hedging and non-hedging activities. Qualitative disclosures include outlining objectives and strategies for using derivative instruments in terms of underlying risk exposures, use of derivatives for risk management and other purposes and accounting designation, and an understanding of the volume and purpose of derivative activity. Credit risk disclosures provide information about credit risk related contingent features included in derivative agreements. SFAS No. 161 also amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to clarify that disclosures about concentrations of credit risk should include derivative instruments. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We plan to apply this Statement beginning in 2009. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We will assess the application of this Statement on our disclosures in our consolidated balance sheets.
Note 3. Assets Held for Sale
     Our right of way agreement with the Jicarilla Apache Nation (JAN), which covered certain gathering system assets in Rio Arriba County of northern New Mexico, expired on December 31, 2006. We currently operate our gathering assets on the JAN lands pursuant to a special business license granted by the JAN which expires on August 31, 2008, and are negotiating with the JAN to sell them these gathering assets. Although the special business license required the execution of a purchase and sale agreement for these gathering assets on or before May 31, 2008, we continue to operate the gathering assets under the terms of the special business license and it is our expectation that we will continue to operate these assets past the completion date of negotiations with the JAN. It is anticipated that if this sale is completed, it will be completed during the fourth quarter of 2008 or the first quarter of 2009. As a result of the maturation of negotiations during the first quarter of 2008, these assets were classified as held for sale on the consolidated balance sheet and include property, plant and equipment. Our management believes the expected proceeds from the sale of these assets will substantially exceed their carrying value of $11.3 million. The gathering system assets being sold are part of the Gathering and Processing — West segment.
Note 4. Equity Investments
Wamsutter
     Summarized balance sheets for 100% of Wamsutter are presented below (in thousands):

	June 30,	December 31,
	2008	2007
	(Unaudited)
Current assets	$30,104	$27,114
Property, plant and equipment, net	275,820	275,163
Non-current assets	157	191
Current liabilities	(10,823)	(13,016)
Non-current liabilities	(3,015)	(2,740)

Members’ capital	$292,243	$286,712

Discovery Producer Services
     Summarized balance sheets for 100% of Discovery are presented below (in thousands):

	June 30,	December 31,
	2008	2007
	(Unaudited)
Current assets	$75,832	$78,035
Non-current restricted cash and cash equivalents	3,658	6,222
Property, plant and equipment, net	357,963	368,228
Current liabilities	(32,988)	(33,820)
Non-current liabilities	(12,704)	(12,216)

Members’ capital	$391,761	$406,449

Note 5. Long-Term Debt and Credit Facilities
     Long-Term Debt
     Long-Term Debt at June 30, 2008 and December 31, 2007 is as follows:

	Interest	June 30,	December 31,
	Rate	2008	2007
	(In millions)
Credit agreement term loan, adjustable rate, due 2012	(a )	$250	$250
Senior unsecured notes, fixed rate, due 2017	7.25%	600	600
Senior unsecured notes, fixed rate, due 2011	7.50%	150	150

Total Long-term debt		$1,000	$1,000

(a)	3.225% at June 30, 2008.
     Credit Facilities
     The Partnership has a $450.0 million senior unsecured credit agreement with Citibank, N.A. as administrative agent, comprised initially of a $200.0 million revolving credit facility available for borrowings and letters of credit and a $250.0 million term loan. Under certain conditions, the revolving credit facility may be increased up to an additional $100.0 million. Borrowings under this agreement must be repaid by December 11, 2012. At June 30, 2008, we had a $250.0 million term loan outstanding under the term loan provisions and no amounts outstanding under the revolving credit facility.
     The Partnership also has a $20.0 million revolving credit facility with Williams as the lender. The facility is available exclusively to fund working capital borrowings. Borrowings under the credit facility mature on June 20, 2009. We are required to and have reduced all borrowings under the credit facility to zero for a period of at least 15 consecutive days once each 12-month period prior to the maturity date of the credit facility. As of June 30, 2008, we have no outstanding borrowings under the working capital credit facility.
Note 6. Owner’s Equity
     On January 28, 2008, our board of directors confirmed that the financial test contained in the partnership agreement required for conversion of all of the outstanding subordinated units into common units had been satisfied. Accordingly, the 7,000,000 subordinated units held by four subsidiaries of Williams converted into common units on a one-for-one basis on February 19, 2008. We reclassified $1.2 billion from minority interest to owner’s equity in the first quarter of 2008. This reclassification recognized the gain on sale of the limited partner units in 2005, 2006 and 2007.
Note 7. Fair Value Measurements
Adoption of SFAS No. 157
     SFAS No. 157, “Fair Value Measurements” (1) establishes a framework for fair value measurements in the financial statements by providing a definition of fair value, (2) provides guidance on the methods used to estimate fair value and (3) expands disclosures about fair value measurements. On January 1, 2008, we adopted SFAS No. 157 for our assets and liabilities, which are measured at fair value on a recurring basis, primarily our energy commodity derivatives. Upon applying SFAS No. 157, we changed our valuation methodology to consider our non-performance risk in estimating the fair value of our liabilities. The initial adoption of SFAS No. 157 had no material impact on our consolidated balance sheets. In February 2008, the FASB issued FSP No. FAS 157-2 permitting entities to delay application of SFAS No. 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Beginning January 1, 2009, we will apply SFAS No. 157 fair value requirements to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed on a recurring basis. We are evaluating the impact of this application on our consolidated balance sheets. SFAS No. 157 requires two distinct transition approaches; (i) cumulative-effect adjustment to beginning retained earnings for certain financial instrument transactions and (ii) prospectively as of the date of adoption through earnings or other comprehensive income, as applicable for all other instruments. Upon adopting

SFAS No. 157, we applied a prospective transition as we did not have financial instrument transactions that required a cumulative-effect adjustment to beginning retained earnings.
     Fair value is the price that would be received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date. Fair value is a market based measurement considered from the perspective of a market participant. We use market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation. These inputs can be readily observable, market corroborated, or unobservable. We primarily apply a market approach for recurring fair value measurements using the best available information while utilizing valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs where possible.
     SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). We classify fair value balances based on the observability of those inputs. The three levels of the fair value hierarchy are as follows:
•	Level 1 — Quoted prices in active markets for identical assets or liabilities that we have the ability to access. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 — Inputs are other than quoted prices in active markets included in Level 1, that are either directly or indirectly observable. These inputs are either directly observable in the marketplace or indirectly observable through corroboration with market data for substantially the full contractual term of the asset or liability being measured.

•	Level 3 — Includes inputs that are not observable for which there is little, if any, market activity for the asset or liability being measured. These inputs reflect management’s best estimate of the assumptions market participants would use in determining fair value. Our Level 3 consists of instruments valued using valuation methods that utilize unobservable pricing inputs that are significant to the overall fair value.
     In valuing certain contracts, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. For disclosure purposes, assets and liabilities are classified in their entirety in the fair value hierarchy level based on the lowest level of input that is significant to the overall fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy levels.
     At June 30, 2008 all of our derivative liabilities which are valued at fair value are included in Level 3 and include $12.0 million of energy commodity derivative liabilities. These derivatives include commodity based financial swap contracts.
     The determination of fair value also incorporates factors such as the credit standing of the counterparties involved, our nonperformance risk on our liabilities, the impact of credit enhancements (such as cash deposits and letters of credit) and the time value of money.
     The following table sets forth a reconciliation of changes in the fair value of net derivatives classified as Level 3 in the fair value hierarchy for the six months ended June 30, 2008.
Level 3 Fair Value Measurements Using Significant Unobservable Inputs
Six Months Ended June 30, 2008
(In thousands)

Net Derivative
Asset (Liability)
Balance as of January 1, 2008	$(2,487)
Realized and unrealized gains (losses):
Included in net income	(357)
Included in other comprehensive income	(10,373)
Purchases, issuances, and settlements	1,239
Transfers in/(out) of Level 3	—

Balance as of June 30, 2008	$(11,978)

Note 8. Commitments and Contingencies
     Environmental Matters-Four Corners. Current federal regulations require that certain unlined liquid containment pits located near named rivers and catchment areas be taken out of use, and current state regulations required all unlined, earthen pits to be either permitted or closed by December 31, 2005. Operating under a New Mexico Oil Conservation Division-approved work plan, we have physically closed all of our pits that were slated for closure under those regulations. We are presently awaiting agency approval of the closures for 40 to 50 of those pits.
     We are also a participant in certain hydrocarbon removal and groundwater monitoring activities associated with certain well sites in New Mexico. Of nine remaining active sites, product removal is ongoing at seven and groundwater monitoring is ongoing at each site. As groundwater concentrations reach and sustain closure criteria levels and state regulator approval is received, the sites will be properly abandoned. We expect the remaining sites will be closed within four to eight years.
     In April 2007, the New Mexico Environment Department’s Air Quality Bureau (NMED) issued a Notice of Violation (NOV) to Four Corners that alleges various emission and reporting violations in connection with our Lybrook gas processing plant’s flare and leak detection and repair program. The NMED proposed a penalty of approximately $3 million. We are discussing the basis for and the scope of the proposed penalty with the NMED.
     In March 2008, the U.S. Environmental Protection Agency (EPA) proposed a penalty of $370,000 for alleged violations relating to leak detection and repair program delays at our Ignacio gas plant and for alleged permit violations at our Ute “E” compressor station. We met with the EPA and are exchanging information in order to resolve the issues.
     In July 2008, the NMED issued an NOV to Four Corners for alleged exceedances of volatile organic compounds at our Pump Mesa Central Delivery Point and proposed a penalty of approximately $100,000. We are investigating the matter and will respond to the NMED.
     We have accrued liabilities totaling $1.5 million at June 30, 2008 for these environmental activities. It is reasonably possible that we will incur costs in excess of our accrual for these matters. However, a reasonable estimate of such amounts cannot be determined at this time because actual costs incurred will depend on the actual number of contaminated sites identified, the amount and extent of contamination discovered, the final cleanup standards mandated by governmental authorities, negotiations with applicable agencies, and other factors.
     We are subject to extensive federal, state and local environmental laws and regulations which affect our operations related to the construction and operation of our facilities. Appropriate governmental authorities may enforce these laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties, assessment and remediation requirements and injunctions as to future compliance. We have not been notified and are not currently aware of any material noncompliance under the various applicable environmental laws and regulations.
     Environmental Matters-Conway. We are a participant in certain environmental remediation activities associated with soil and groundwater contamination at our Conway storage facilities. These activities relate to four projects that are in various remediation stages including assessment studies, cleanups and/or remedial operations and monitoring. We continue to coordinate with the Kansas Department of Health and Environment (KDHE) to develop screening, sampling, cleanup and monitoring programs. The costs of such activities will depend upon the program scope ultimately agreed to by the KDHE and are expected to be paid over the next two to nine years.
     In 2004, we purchased an insurance policy that covers up to $5.0 million of remediation costs until an active remediation system is in place or April 30, 2008, whichever is earlier, excluding operation and maintenance costs and ongoing monitoring costs, for these projects to the extent such costs exceed a $4.2 million deductible. We incurred $3.1 million in costs from the onset of the policy through its termination. We did not submit any claims under this insurance policy prior to its expiration. In addition, under an omnibus agreement with Williams entered into at the closing of the IPO, Williams agreed to indemnify us for the $4.2 million deductible not covered by the insurance policy, excluding costs of project management and soil and groundwater monitoring. There is a $14.0 million cap on the total amount of indemnity coverage under the omnibus agreement. There is also a three-year time limitation on this indemnification from the August 23, 2005 IPO closing date. The benefit of this indemnification is accounted for as a capital contribution to us by Williams as the costs are reimbursed. At June 30, 2008, we had accrued liabilities totaling $3.1 million for these costs. It is reasonably possible that we will incur losses in excess of our accrual for these matters. However, a reasonable estimate of such amounts cannot be determined at this time because actual costs incurred will depend on the actual number of contaminated sites identified, the amount and extent of contamination discovered, the final cleanup standards mandated by KDHE and other governmental authorities and other factors.
     Will Price. In 2001, we were named, along with other subsidiaries of Williams, as defendants in a nationwide class action lawsuit in Kansas state court that had been pending against other defendants, generally pipeline and gathering companies, since 2000. The plaintiffs alleged that the defendants have engaged in mismeasurement techniques that distort the heating content of natural gas, resulting in an alleged underpayment of royalties to the class of producer plaintiffs and sought an unspecified amount of damages. The defendants have opposed class certification and a hearing on plaintiffs’ second motion to certify the class was held on April 1, 2005. We are awaiting a decision from the court. The amount of any possible liability cannot be reasonably estimated at this time.
     Grynberg. In 1998, the Department of Justice informed Williams that Jack Grynberg, an individual, had filed claims on behalf of himself and the federal government, in the United States District Court for the District of Colorado under the False Claims Act against Williams and certain of its wholly owned subsidiaries, and us. The claims sought an unspecified amount of royalties allegedly not paid to the federal government, treble damages, a civil penalty, attorneys’ fees, and costs. Grynberg had also filed claims against approximately 300 other energy companies alleging that the defendants violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons. In 1999, the Department of Justice announced that it would not intervene in any of the Grynberg cases. Also in 1999, the Panel on Multi-District Litigation transferred all of these cases, including those filed against us, to the federal court in Wyoming for pre-trial purposes. Grynberg’s measurement claims remained pending against us and the other defendants; the court previously dismissed Grynberg’s royalty valuation claims. In 2005, the court-appointed special master entered a report which recommended that the claims against certain Williams’ subsidiaries, including us, be dismissed. In October 2006, the District Court dismissed all claims against us, and in November 2006, Grynberg filed his notice of appeals with the Tenth Circuit Court of Appeals.
     GE Litigation. General Electric International, Inc. (GEII) worked on turbines at our Ignacio, New Mexico plant. We disagree with GEII on the quality of GEII’s work and the appropriate compensation. GEII asserts that it is entitled to additional extra work charges under the agreement, which we deny are due. In 2006, we filed suit in federal court in Tulsa, Oklahoma against GEII, GE Energy Services, Inc., and Qualified Contractors, Inc. We alleged, among other claims, breach of contract, breach of the duty of good faith and fair dealing, and negligent misrepresentation and sought unspecified damages. In 2007, the defendants and GEII filed counterclaims in the amount of $1.9 million against us that alleged breach of contract and breach of the duty of good faith and fair dealing. Trial has been set for October 20, 2008.
     Other. We are not currently a party to any other legal proceedings but are a party to various administrative and regulatory proceedings that have arisen in the ordinary course of our business.
     Summary. Litigation, arbitration, regulatory matters and environmental matters are subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the ruling occurs. Management, including internal counsel, currently believes that the ultimate resolution of the foregoing matters, taken as a whole and after consideration of amounts accrued, insurance coverage, recovery from customers or other indemnification arrangements, will not have a materially adverse effect upon our future financial position.